Gobekli Inc.
Balance Sheet
Unaudited

	2021	2020
ASSETS		
Cash	$ 16	$ 725
Total current assets	16	725
Total Assets	$ 16	$ 725
LIABILITIES		
Accounts payable	$ 451	$ 454
Total current liabiliities	451	454
Convertible notes	10,000	10,000
Accrued interest, convertible notes	766	366
Total Liabilities	11,217	10,820
EQUITY		
Common stock	25	25
Additional paid in capital	-	-
Owners' contribution	3,925	226
Accumulated deficit	(15,151)	(10,345)
Total equity	(11,201)	(10,095)
Total Liabilities & Equity	$ 16	$ 725